Exhibit 99.1

YY Reports Third Quarter 2015 Unaudited Financial Results

Guangzhou, China, November 23, 2015 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Net revenues increased by 48.9% to RMB1,490.0 million (US$234.4 million) from RMB1,000.4 million in the corresponding period of 2014.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “In the third quarter, we saw ongoing vitality in our traditional music and entertainment business, and continued rapid growth in our emerging online dating and Huya broadcasting business. Furthermore, we were able to grow our paying users by 49.6% year over year to 2.8 million as of September 30, 2015. In particular, we launched a highly-interactive live concert service, and began to enable our users to support their favorite YY singers on our platform as the singers create and share original and professional content with the aim of attracting a larger fan-base. Our overall growth was partially offset by the lackluster performance of our online games business, due to intensifying competition and widespread softness in the online gaming market. To revitalize growth, we will focus on strengthening our pipeline of massive multiplayer online (MMO) games and optimizing our online broadcasting platform.”

Mr. Eric He, Chief Financial Officer of YY, commented, “Our top-line continues to impress with revenues growing apace, driven primarily by our core online music and entertainment business and our emerging online dating business, albeit offset by the contraction of our online games business. As we expected, a shift in our revenues mix and increased competition has led to continued margin pressure. This situation was exacerbated by other exogenous factors, such as a one-time charge associated with the conversion of Chinese Renminbi to US dollars in our offshore account, which adversely affected our net income in the third quarter. Nonetheless, we are very optimistic about our business, as we leverage our massive user community to introduce new and innovative services and fortify our position as the leading real-time interactive social platform in China.”

Third Quarter 2015 Financial Results

NET REVENUES

Net revenues increased by 48.9% to RMB1,490.0 million (US$234.4 million) in the third quarter of 2015 from RMB1,000.4 million in the corresponding period of 2014, primarily driven by the increase in revenues from online music and entertainment, and online dating.

IVAS revenues, which mainly consisted of revenues from online music and entertainment, online games, online dating, Huya broadcasting and YY's membership program, increased by 49.6% to RMB1,418.1 million (US$223.1 million) in the third quarter of 2015 from RMB948.0 million in the corresponding period of 2014. The increase in IVAS revenues was primarily driven by an increase in the number of paying users across all businesses except for online games.

Revenues from online music and entertainment increased by 60.0% to RMB854.3 million (US$134.4 million) in the third quarter of 2015 from RMB533.8 million in the corresponding period of 2014. This increase was driven by a year-over-year increase of 65.2% in the number of paying users to 1,948,000, but partly offset by a 3.1% decrease in average revenue per user (“ARPU”) to RMB439. The year-over-year decrease in ARPU was a result of increased mobile contribution to the total music and entertainment revenues. Additionally, mobile ARPU continues to experience solid acceleration, having grown 69.1% to RMB252 in the third quarter of 2015 from RMB149 in the corresponding period of 2014.

Revenues from online games was RMB168.3 million (US$26.5 million) in the third quarter of 2015, as compared to RMB235.1 million in the corresponding period of 2014. This decline was primarily caused by a 30.7% year-over-year decrease in paying users to 336,000. The number of online games operated by the Company as of September 30, 2015 increased to 283, from 183 as of September 30, 2014.

Revenues from online dating increased by 169.5% to RMB172.6 million (US$27.2 million) in the third quarter of 2015 from RMB64.1 million in the corresponding period of 2014. This increase reflected a year-over-year increase of 43.1% in the number of paying users to 219,000 and an 88.1% year-over-year increase in ARPU to RMB788 in the third quarter of 2015.

Other IVAS revenues, mainly including Huya broadcasting and membership subscription fees, increased by 93.6% to RMB222.8 million (US$35.1 million) in the third quarter of 2015 from RMB115.1 million in the corresponding period of 2014. Revenues from Huya broadcasting increased by 80.5% to RMB82.4 million (US$13.0 million) in the third quarter of 2015 from RMB45.6 million in the corresponding period of 2014. Revenues from membership subscription fees increased by 41.3% to RMB76.3 million (US$12.0 million) in the third quarter of 2015 from RMB54.0 million in the corresponding period of 2014. This increase primarily reflected an 11.3% increase in the number of members to 1,081,000 as of September 30, 2015 from 971,000 as of September 30, 2014.

Other revenues, mainly including revenues from the Company's online education platform, 100 Education, and online advertising revenues from Duowan.com, increased by 37.3% to RMB71.9 million (US$11.3 million) in the third quarter of 2015 from RMB52.3 million in the corresponding period of 2014.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 87.5% to RMB905.5 million (US$142.5 million) in the third quarter of 2015 from RMB482.9 million in the corresponding period of 2014. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB572.6 million (US$90.1 million) in the third quarter of 2015 from RMB301.2 million in the corresponding period of 2014. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily due to higher levels of user engagement and spending driven by promotional activities as well as an increasing number of new, emerging business lines in different categories. In addition, bandwidth costs increased to RMB147.2 million (US$23.2 million) in the third quarter of 2015 from RMB87.7 million in the corresponding period of 2014.

Gross profit increased by 13.0% to RMB584.5 million (US$92.0 million) in the third quarter of 2015 from RMB517.4 million in the corresponding period of 2014. Gross margin was 39.2% in the third quarter of 2015 compared with 51.7% in the corresponding period of 2014. The year-over-year decrease in gross margin was primarily attributable to the change in the Company's business mix to include new business lines involving user-generated content, and higher revenue-sharing fees in online music and entertainment, as well as increased investments in Huya broadcasting.

OPERATING INCOME

Operating expenses for the third quarter of 2015 increased by 91.3% to RMB401.3 million (US$63.1 million) from RMB209.8 million in the corresponding period of 2014. This increase was primarily attributable to an increase in the Company’s share-based compensation as well as goodwill and intangible assets impairment charge, partially offset by an adjustment gain for fair value change of contingent consideration associated with unobtained earn-out payments during the third quarter of 2015.

Operating income in the third quarter of 2015 was RMB200.3 million (US$31.5 million), as compared to RMB308.9 million in the corresponding period of 2014. Operating margin in the third quarter of 2015 was 13.4%, as compared to 30.9% in the corresponding period of 2014.

Non-GAAP operating income1 decreased by 18.5% to RMB281.0 million (US$44.2 million) in the third quarter of 2015 from RMB345.0 million in the corresponding period of 2014. Non-GAAP operating margin2 decreased to 18.9% in the third quarter of 2015 from 34.5% in the corresponding period of 2014.

NET INCOME

Net income attributable to YY Inc. was RMB156.4 million (US$24.6 million) in the third quarter of 2015, as compared to RMB286.2 million in the corresponding period of 2014. Net margin in the third quarter of 2015 was 10.5%, as compared to 28.6% in the corresponding period of 2014. Non-GAAP net income attributable to YY Inc.3 was RMB237.1 million (US$37.3 million), as compared to RMB322.3 million in the corresponding period of 2014. Non-GAAP net margin4 was 15.9% in the third quarter of 2015, as compared to 32.2% in the corresponding period of 2014.

NET INCOME PER ADS

Diluted net income per ADS5 in the third quarter of 2015 was RMB2.75 (US$0.43), as compared to RMB4.77 in the corresponding period of 2014.

Non-GAAP diluted net income per ADS6 in the third quarter of 2015 was RMB4.17 (US$0.71), as compared to RMB5.37 in the corresponding period of 2014.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2015, the Company had cash and cash equivalents of RMB573.8 million (US$90.3 million) and short-term deposits and restricted short-term deposits of RMB3,186.5 million (US$501.4 million). For the third quarter of 2015, net cash from operating activities was RMB321.8 million (US$50.6 million).

SHARES OUTSTANDING

As of September 30, 2015, the Company had a total of 1,095.8 million common shares outstanding, or the equivalent of 54.8 million ADSs outstanding.

_____________________________

1Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

2Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

3Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

4Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

5ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

6Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

Conference Call Information

The Company will hold a conference call on Monday, November 23, 2015 at 8:00 pm Eastern Time or Tuesday, November 24, 2015 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States: +1-845-675-0438

International Toll Free: +1-855-500-8701

China Domestic: 400-1200654

Hong Kong: +852-3018-6776

Conference ID: # 75276286

The replay will be accessible through November 30, 2015 by dialing the following numbers:

United States Toll Free: +1-855-452-5696

International: +61-2-9003-4211

Conference ID: # 75276286

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$593 million in the fiscal year 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing, as well as uncertainties relating to the proposed “going-private” transaction. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	475,028	573,794	90,282
Short-term deposits	4,214,576	1,877,619	295,427
Restricted short-term deposits	100,000	1,308,906	205,945
Accounts receivable, net	257,436	185,875	29,246
Inventory	1,445	8,999	1,416
Amount due from related parties	61,073	61,614	9,694
Prepayments and other current assets	204,139	126,552	19,912
Deferred tax assets	111,436	105,195	16,552

Total current assets	5,425,133	4,248,554	668,474

Non-current assets
Deferred tax assets	1,392	1,550	244
Investments	186,654	533,578	83,954
Property and equipment, net	234,228	795,484	125,163
Intangible assets, net	154,034	135,418	21,307
Goodwill	300,382	151,619	23,856
Other non-current assets	560,971	1,875,635	295,115

Total non-current assets	1,437,661	3,493,284	549,639

Total assets	6,862,794	7,741,838	1,218,113

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	101,525	85,940	13,522
Deferred revenue	356,150	365,185	57,459
Advances from customers	34,127	43,534	6,850
Income taxes payable	89,161	77,480	12,191
Accrued liabilities and other current liabilities	478,703	524,115	82,465
Amounts due to related parties	30,892	27,209	4,281
Loan	-	1,148,500	180,707

Total current liabilities	1,090,558	2,271,963	357,475

Non-current liabilities
Convertible debt	2,447,980	2,544,529	400,360
Long-term payable	183,000	-	-
Deferred revenue	24,383	16,923	2,663
Deferred tax liabilities	26,709	17,364	2,732

Total non-current liabilities	2,682,072	2,578,816	405,755

Total liabilities	3,772,630	4,850,779	763,230

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$

Mezzanine equity	-	60,767	9,561

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 706,173,568 shares issued and outstanding as of December 31, 2014 and 704,936,508 shares issued and outstanding as of September 30, 2015, respectively)	43	42	7
Class B common shares (US$0.00001 par value; 1,000,000,000shares authorized, 427,352,696 shares issued and outstanding as of December 31, 2014 and 390,868,516 shares issued and outstanding as of September 30, 2015, respectively)	30	28	4
Additional paid-in capital	2,900,458	1,955,011	307,604
Statutory reserves	56,469	56,469	8,885
Retained earnings	173,963	847,990	133,424
Accumulated other comprehensive losses	(40,799)	(36,025)	(5,668)
Noncontrolling interests	-	6,777	1,066

Total shareholders’ equity	3,090,164	2,830,292	445,322

Total liabilities, mezzanine equity and shareholders’ equity	6,862,794	7,741,838	1,218,113

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	533,821	730,693	854,306	134,418	1,433,311	2,175,054	342,226
—Online games	235,081	199,404	168,332	26,486	582,301	599,484	94,324
—Online dating	64,061	157,348	172,641	27,164	100,637	461,825	72,664
—Other IVAS	115,058	212,585	222,797	35,055	274,543	592,579	93,237
Other revenues	52,344	57,151	71,886	11,311	116,938	168,463	26,506

Total net revenue	1,000,365	1,357,181	1,489,962	234,434	2,507,730	3,997,405	628,957

Cost of revenues(1)	(482,918)	(833,281)	(905,489)	(142,471)	(1,224,655)	(2,411,505)	(379,430)

Gross profit	517,447	523,900	584,473	91,963	1,283,075	1,585,900	249,527

Operating expenses(1)
Research and development expenses	(126,599)	(120,125)	(153,008)	(24,075)	(315,763)	(396,121)	(62,326)
Sales and marketing expenses	(33,308)	(63,079)	(84,074)	(13,228)	(53,506)	(198,696)	(31,263)
General and administrative expenses	(49,901)	(63,843)	(147,312)	(23,178)	(165,257)	(270,686)	(42,590)
Goodwill impairment	-	(110,699)	(199,425)	(31,378)	-	(310,124)	(48,795)
Fair value change of contingent consideration	-	109,995	182,476	28,711	-	292,471	46,018

Total operating expenses	(209,808)	(247,751)	(401,343)	(63,148)	(534,526)	(883,156)	(138,956)
Other income	1,245	31,570	17,156	2,699	3,964	49,486	7,786

Operating income	308,884	307,719	200,286	31,514	752,513	752,230	118,357

Other non-operating expenses	-	-	-	-	-	(2,165)	(341)
Gain on disposal of an equity investment	999	-	-	-	999	-	-
Foreign currency exchange gains (losses), net	189	3,917	(37,119)	(5,840)	(14,495)	(38,286)	(6,024)
Interest expense	(18,615)	(21,941)	(24,983)	(3,931)	(37,997)	(65,109)	(10,244)
Interest income	49,607	33,884	30,555	4,808	116,374	111,707	17,576

Income before income tax expenses	341,064	323,579	168,739	26,551	817,394	758,377	119,324

Income tax expenses	(54,147)	(36,430)	(45,862)	(7,216)	(125,204)	(126,766)	(19,946)

Income before share of (loss) income in equity method investments, net of income taxes	286,917	287,149	122,877	19,335	692,190	631,611	99,378

Share of (loss) income in equity method investments, net of income taxes	(680)	2,319	3,567	561	(515)	10,887	1,713

Net income	286,237	289,468	126,444	19,896	691,675	642,498	101,091

Less: Net loss attributable to non-controlling interest	-	(1,223)	(29,930)	(4,709)	-	(31,529)	(4,961)

Net income attributable to YY Inc.	286,237	290,691	156,374	24,605	691,675	674,027	106,052

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(47)	30	673	106	9,437	4,774	751

Comprehensive income attributable to YY Inc.	286,190	290,721	157,047	24,711	701,112	678,801	106,803

Net income per ADS
—basic	4.94	5.23	2.80	0.44	12.03	11.96	1.88
—diluted	4.77	5.10	2.75	0.43	11.55	11.68	1.84

Weighted average number of ADS used in calculating net income per ADS
—basic	57,967,199	55,629,042	55,918,954	55,918,954	57,507,038	56,371,472	56,371,472
—diluted	60,055,585	60,544,579	56,884,168	56,884,168	59,901,727	57,710,288	57,710,288

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	5,280	1,937	8,723	1,372	12,379	15,092	2,375
Research and development expenses	15,431	2,650	27,121	4,267	39,649	41,711	6,563
Sales and marketing expenses	744	260	1,191	187	1,737	2,194	345
General and administrative expenses	14,628	6,742	43,695	6,875	42,845	65,166	10,253

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	308,884	307,719	200,286	31,514	752,513	752,230	118,357
Share-based compensation expenses	36,083	11,589	80,730	12,701	96,610	124,163	19,536

Non-GAAP operating income	344,967	319,308	281,016	44,215	849,123	876,393	137,893

Net income attributable to YY Inc.	286,237	290,691	156,374	24,605	691,675	674,027	106,052
Share-based compensation expenses	36,083	11,589	80,730	12,701	96,610	124,163	19,536

Non-GAAP net income attributable to YY Inc.	322,320	302,280	237,104	37,306	788,285	798,190	125,588

Non-GAAP net income per ADS
—Basic	5.56	5.43	4.24	0.67	13.71	14.16	2.23
—Diluted	5.37	5.29	4.17	0.71	13.16	13.83	2.18

Weighted average numbers of ADS used in calculating Non-GAAP net income per ADS:
—Basic	57,967,199	55,629,042	55,918,954	55,918,954	57,507,038	56,371,472	56,371,472
—Diluted	60,055,585	60,544,579	56,884,168	56,884,168	59,901,727	57,710,288	57,710,288

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2015

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	854,306	-	854,306	-	-	854,306	134,418
—Online games	168,332	-	168,332	-	-	168,332	26,486
—Online dating	172,641	-	172,641	-	-	172,641	27,164
—Other IVAS	140,420	-	140,420	82,377	-	222,797	35,055
Other revenues	-	32,222	32,222	-	39,664	71,886	11,311

Total net revenue	1,335,699	32,222	1,367,921	82,377	39,664	1,489,962	234,434

Cost of revenues(1)			(695,373)	(171,212)	(38,904)	(905,489)	(142,471)

Gross profit (loss)			672,548	(88,835)	760	584,473	91,963

Operating expenses(1)
Research and development expenses			(123,378)	(18,233)	(11,397)	(153,008)	(24,075)
Sales and marketing expenses			(62,754)	(8,788)	(12,532)	(84,074)	(13,228)
General and administrative expenses			(72,254)	(6,021)	(69,037)	(147,312)	(23,178)
Goodwill impairment			(128,034)	-	(71,391)	(199,425)	(31,378)
Fair value change of contingent consideration			108,858	-	73,618	182,476	28,711

Total operating expenses			(277,562)	(33,042)	(90,739)	(401,343)	(63,148)
Other income			17,156	-	-	17,156	2,699

Operating income (loss)			412,142	(121,877)	(89,979)	200,286	31,514

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	8,194	367	162	8,723	1,372
Research and development expenses	23,065	1,559	2,497	27,121	4,267
Sales and marketing expenses	1,189	2	-	1,191	187
General and administrative expenses	15,381	130	28,184	43,695	6,875

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	412,142	(121,877)	(89,979)	200,286	31,514
Share-based compensation expenses	47,829	2,058	30,843	80,730	12,701

Non-GAAP operating income (loss)	459,971	(119,819)	(59,136)	281,016	44,215

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2015

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	730,693	-	730,693	-	-	730,693	117,854
—Online games	199,404	-	199,404	-	-	199,404	32,162
—Online dating	157,348	-	157,348	-	-	157,348	25,379
—Other IVAS	127,260	-	127,260	85,325	-	212,585	34,288
Other revenues	-	31,977	31,977	-	25,174	57,151	9,218

Total net revenue	1,214,705	31,977	1,246,682	85,325	25,174	1,357,181	218,901

Cost of revenues(1)			(646,399)	(157,638)	(29,244)	(833,281)	(134,400)

Gross profit (loss)			600,283	(72,313)	(4,070)	523,900	84,501

Operating expenses(1)
Research and development expenses			(97,301)	(14,644)	(8,180)	(120,125)	(19,375)
Sales and marketing expenses			(51,623)	(2,460)	(8,996)	(63,079)	(10,174)
General and administrative expenses			(47,546)	(4,372)	(11,925)	(63,843)	(10,297)
Goodwill impairment			-	-	(110,699)	(110,699)	(17,855)
Fair value change of contingent consideration			(1,552)	-	111,547	109,995	17,741

Total operating expenses			(198,022)	(21,476)	(28,253)	(247,751)	(39,960)
Other income			31,570	-	-	31,570	5,092

Operating income (loss)			433,831	(93,789)	(32,323)	307,719	49,633

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	1,935	(22)	24	1,937	312
Research and development expenses	2,051	10	589	2,650	427
Sales and marketing expenses	263	(3)	-	260	42
General and administrative expenses	6,565	195	(18)	6,742	1,087

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	433,831	(93,789)	(32,323)	307,719	49,633
Share-based compensation expenses	10,814	180	595	11,589	1,868

Non-GAAP operating income (loss)	444,645	(93,609)	(31,728)	319,308	51,501